UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2026

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc. (MUFG)

MUFG Revises Medium-term Business Plan Financial Target

Tokyo, May 15, 2026 —- MUFG today announced that it has revised a financial target under its Medium-term Business Plan (“MTBP”) for the three-year period beginning in FY2024, to take into account recent business performance trends.

1.	Revision of Financial Target

(1)	Financial target under the Medium-term Business Plan

ROE for FY2026*1
Previous target	Approximately 9%
Revised target	Approximately 12%

(2)	Background to the Revision

MUFG positions the current MTBP period as “three years to pursue and produce growth” and has been expanding and refining its growth strategies, strengthening efforts to drive social and environmental progress, and accelerating transformation and innovation.

In FY2024, the first year of the MTBP, MUFG achieved an ROE of 9%, achieving the target for FY2026 early. Accordingly, MUFG began reviewing this financial target in early FY2025. However, in light of increasing uncertainty in the external environment, MUFG decided at the time to carefully reassess the situation and to make and disclose any revision at the appropriate time.

While uncertainties persist in the business environment, performance is expected to exceed initial projections. Therefore, MUFG has decided to upwardly revise its ROE target. MUFG will continue its efforts to achieve its MTBP targets and enhance corporate value through sustainable growth and improved profitability.

*1	The previous target was based on ROE as defined by MUFG, whereas the revised target is based on ROE as defined by the Tokyo Stock Exchange.

ROE (MUFG definition):

Profits attributable to owners of parent for respective FY

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} ÷ 2

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About MUFG

Mitsubishi UFJ Financial Group, Inc. (MUFG) is one of the world’s leading financial groups. Headquartered in Tokyo and with over 360 years of history, MUFG has a global network with approximately 2,000 locations in more than 40 countries. The Group has about 150,000 employees and offers services including commercial banking, trust banking, securities, credit cards, consumer finance, asset management, and leasing. The Group aims to “be the world’s most trusted financial group” through close collaboration among our operating companies and flexibly respond to all of the financial needs of our customers, serving society, and fostering shared and sustainable growth for a better world. MUFG’s shares trade on the Tokyo, Nagoya, and New York stock exchanges. For more information, visit https://www.mufg.jp/english.

This notice contains forward-looking statements regarding estimates, forecasts, etc. in relation to the results of operations, financial conditions and other general management of MUFG and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, MUFG’s current estimates, perceptions and evaluations. In addition, in order for MUFG to adopt such estimates, forecasts, etc. regarding future events, certain assumptions have been made. Accordingly, the statements and assumptions are inherently not guarantees of future performance and may result in inaccuracy from an objective point of view and in material differences from actual results. There exist a number of factors that might lead to uncertainties and risks. For the main matters that may be currently forecast, please see the most recent Financial Highlights, the Annual Securities Report, Disclosure Book, Annual Report, and other disclosures that MUFG has announced.

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